MUZERO ACQUISITION CORP

136 Madison Avenue, 6th Floor

New York, NY 10016

January 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Pam Howell

Re:	Muzero Acquisition Corp
Registration Statement on Form S-1
Initially Filed December 3, 2025, File No. 333-291923

Dear Pam Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Muzero Acquisition Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on January 29, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Von Lam
Von Lam
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP